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                             September 16, 2022

       Kinney L. McGraw
       Chief Executive Officer
       Midnight Gaming Corporation
       1900 E. Golf Road, Suite 950
       Schaumburg, Illinois 60173

                                                        Re: Midnight Gaming
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 2,
2022
                                                            File No. 333-266245

       Dear Mr. McGraw:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed September 2, 2022

       Executive Compensation, page 24

   1. We reissue prior comment 1. Please update your executive compensation disclosure for the fiscal year ended
December 31, 2021. See Item 402(m) of Regulation S-K.
       Consent of Independent Registered Public Accounting Firm, page F-13

   2.                                                   Your independent
registered public accounting firm refers to its report dated August 31,
                                                        2022 on its limited
review of your financial statements as of June 30, 2022 and June 30,
                                                        2021. However, it does
not appear that any such report is included in your registration statement. Please
remove this consent.
 Kinney L. McGraw
Midnight Gaming Corporation
September 16, 2022
Page 2
Financial Statements for the Six Months Ended June 30, 2022 and June 30, 2021 Statement of Changes in Stockholders' Equity/Deficit for the Period of January 1, 2022 to June
30, 2022, page F-16

3. The ending balance reflected in this statement is as of March 31, 2022. Revise to present the ending balance as of June 30, 2022.
Note 4: Note Payable - Non-Related Party, page F-20

4. Your disclosure indicates that you have two notes payable outstanding, each in the amount of $100,000. However, the Notes Payable balance reflected on your balance sheet as of
         June 30, 2022 is $393,000. Revise your disclosure to clarify the terms of all of the notes payable included in this balance as of June 30, 2022.
Item 16. Exhibits and Financial Statement Schedules
Exhibit 23.1, page II-1

5. Please have your Independent Registered Public Accounting Firm update the date of its consent as it relates to its audit report on your financial statements for the years ended
         December 31, 2021 and 2020. That is, the date of May 27, 2022 should be updated since an extended period of time has passed since your last filing.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



FirstName LastNameKinney L. McGraw                            Sincerely,
Comapany NameMidnight Gaming Corporation
                                                              Division of
Corporation Finance
September 16, 2022 Page 2                                     Office of
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FirstName LastName